NO ACT

PE
6-4-13



13002776



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JUL 10 2013

Washington, DC 20549

July 10, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-10-13

Sandra T. Lane
The Procter & Gamble Company
lane.st@pg.com

Re: The Procter & Gamble Company
Incoming letter dated June 4, 2013

Dear Ms. Lane:

This is in response to your letter dated June 4, 2013 concerning the shareholder proposal submitted to Procter & Gamble by Myra K. Young. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

July 10, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Procter & Gamble Company
Incoming letter dated June 4, 2013

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Procter & Gamble's request for documentary support indicating that she has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Procter & Gamble relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Sandra T. Lane
Senior Counsel
Phone: (513) 983-9478
Email: lane.st@pg.com



The Procter & Gamble Company
Legal Division
299 East 6th St.
Cincinnati, Ohio 45202
www.pg.com

June 4, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Procter & Gamble Company/Proposal submitted by Myra K. Young*
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934. As discussed below, the Company received a letter dated March 23, 2013 with an attached shareholder proposal dated April 24, 2013 (collectively, the "Proposal"), from Myra K. Young (the "Proponent") for inclusion in the proxy materials for our 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). By this letter, the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2013 Proxy Materials for the reasons stated below.

Pursuant to Rule 14a-8(j), we have: (1) filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and (2) concurrently sent a copy of this correspondence to the Proponent via John Chevedden, to whom the Proponent asked us to direct all communications.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that

DC: 4857731-1

correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. THE PROPOSAL

The Proposal states:

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when out next CEO is chosen.

The Proposal and accompanying cover letter are attached as Exhibit A.

II. BASES FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2013 Proxy Materials for the following reasons:

- The Proponent failed to substantiate her eligibility to submit the Proposal under Rule 14a-8(b)
- The Proposal exceeds the 500-word limit set forth in Rule 14a-8(d)
- The Proposal is materially misleading within the meaning of Rule 14a-9 in violation of Rule 14a-8(i)(3)
- The Proposal relates to the election of directors in that it "[q]uestions the competence, business judgment, or character of one or more nominees or directors" in violation of Rule 14a-8(i)(8)

III. ANALYSIS

A. The Proposal May Be Excluded Under Rule 14a-8(f)(1) Because The Proponent Did Not Substantiate Her Eligibility To Submit The Proposal Under Rule 14a-8(b).

Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company."

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company notifies the proponent of the issue within 14 days of receiving the shareholder proposal and the proponent fails to correct the deficiency within the required time.

The Proponent, who is not a registered holder of the Company's stock, submitted the Proposal to the Company via Mr. Chevedden on April 24, 2013. The Proposal contained no information whatsoever regarding the Proponent's ownership of any Company stock. The Proposal only stated that "I will meet 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." This statement fails to satisfy the requirements of Rule 14a-8(f).

In accordance with Rule 14a-8(f), on May 3, 2013, within 14 days of receiving the Proposal, the Company notified the Proponent of her failure to provide the proof of ownership information required by Rule 14a-8(f), along with other deficiencies. This letter informed the Proponent of the deficiencies in the Proposal, provided the Proponent with information regarding how the Proponent could satisfy the requirements of Rule 14a-8, and informed the Proponent that the Proponent had to remedy the deficiency within 14 days of receiving the Company's notification. This letter was sent via email and Federal Express to the email account and street address provided by the Proponent. A copy of the email, including the Company's letter, and the Federal Express delivery notice are attached hereto as Exhibit B. To date, the Company has received no response from the Proponent.

The Proponent's failure to provide valid proof of ownership within 14 days of receiving the Company's deficiency notice provides a basis for exclusion under Rule 14a-8(f). The Proponent's failure to provide valid proof of ownership with 14 days of receiving the Company's deficiency notice provides a basis for exclusion under Rule 14a-8(f). The Staff has repeatedly concurred in the exclusion of shareholder proposals based on similar failures to provide sufficient evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f). See e.g., *General Electric Company* (January 24, 2013)("There appears to be some basis for your view that GE may exclude the Faith Adams Young proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b)."); *Pepsico, Inc.* (January 11, 2013) (concurring with the exclusion of a proposal where the proponent failed to provide any response to a deficiency notice sent by the company); McClatchy Co., (February 1, 2008) ("[T]he proponent appears to have failed to supply, within 14 days of the receipt of The McClatchy Company's request, documentary support indicating that she has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)").

As in the examples above, the Proponent failed to provide any documentary evidence of ownership of Company shares, either in the Proposal or in response to the Company's deficiency notice, and therefore has not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

B. The Proposal May Be Excluded Under Rule 14a-8(f)(1) Because The Proposal Exceeds The 500-Word Limit Under Rule 14a-8(d).

Under Rule 14a-8(d), a proposal, including any supporting statement, may not exceed 500 words. The Proposal as submitted contains 519 words. To reach this total, dollar and percent signs were treated as individual words, consistent with prior practice by the Staff. See *Intel Corporation* (March 8, 2010) ("In reaching this determination, we have counted each percent symbol and dollar sign as a separate word"). "CEO" was counted as one word, as was "U.S." "P&G" and "S&P" were counted as three separate words, as they do not have the same universal acceptance as CEO or U.S. However, even if the Staff disagrees with that conclusion (and counts "P&G" and "S&P" as one word each), the Proposal would still have 507 words, in excess of the word limit under 14a-8(d). While the notes in the Proponent's letter clearly indicate that the title of the Proposal is intended to be included as part of the Proposal, the 519-word total includes the words "Independent Board Chairman" at the beginning and end of the Proposal, but does not include the "Proposal 4" at the beginning and end of the Proposal. An annotated breakdown of the word count is attached as Exhibit D.

In accordance with the requirements of Rule 14a-8(f), the Company notified the Proponent of this deficiency in the May 3, 2013 letter to the Proponent (Exhibit C). As noted above, the Proponent never responded to the deficiency notice and has not revised the Proposal to meet the 500-word limit.

The Staff has, on numerous occasions, concurred that a company may exclude a shareholder proposal where the proposal exceeds 500 words. See *Intel Corp.* (March 8, 2010); *Pool Corp.* (February 17, 2009); *The Procter & Gamble Company* (July 29, 2008). The Proponent was timely notified of the deficiency and failed to correct it. Consequently, in light of the foregoing precedent, we believe the Company should be allowed to exclude the Proposal from the 2013 Proxy Materials under Rule 14a-8(d) and Rule 14a-8(f)(1).

C. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. The Staff has consistently taken the position that a shareholder proposal or a portion of the supporting statement is excludable under Rule 14a-8(i)(3) "when substantial portions of the supporting statement are irrelevant to consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

The subject matter of the Proposal is the independence of the Chairman of the Board. However, nearly half of the supporting statement discusses the number of CEO's on the Company's Board, and the amount of time each of them has to commit to their role on the Company's Board. However, the time management of the Directors has nothing whatsoever to do with the independence of the Chairman. In fact, each of the Directors that the Proponent is criticizing in the supporting statement is an independent Director, and therefore a potential candidate for an independent Chairman role. The Proponent then concludes that portion of the supporting statement by saying that:

> Mr. McNerney should follow the example of Netflix CEO Reed Hastins who left the Microsoft Board in October 2012. "I've decided to reduce the number of boards I serve on, so that I can focus on Netflix," said Hastings.

Mr. McNerney is neither the CEO nor Chairman of the Board of the Company; he is an independent director. Therefore, a call in the supporting statement of an <u>independent chairman proposal</u> for Mr. McNerney to step down from the Company Board is, at a minimum, both irrelevant and confusing to shareholders.

Any shareholder reading this proposal and supporting statement could easily be confused as to whether the issue is the independence of the Chairman, a limitation on public board participation, or simply a campaign to vote against Mr. McNerney as a P&G Director. Accordingly, a shareholder could easily be "uncertain as to the matter on which she is being asked to vote." SLB 14B.

Given this irrelevant and potentially misleading language, the Company should be allowed to exclude the Proposal pursuant to Rule 14a-8(i)(3). In this regard, we note that the Staff has indicated that a Company may rely on Rule 14a-8(i)(3) to exclude or modify a statement where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." See Staff Legal Bulletin 14B (September 15, 2004). Based on this interpretive guidance, we believe that the Company should be entitled to exclude the Proposal in its entirety from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(3). If the Staff disagrees with this conclusion, then the Company requests that it be allowed to omit those portions of the supporting statement that are irrelevant and potentially misleading to shareholders, as highlighted in Exhibit E.

D. The Proposal May Be Excluded Under Rule 14a-8(i)(8)(iii) Because The Proposal Questions The Business Judgment Of Board Members The Company Expects To Nominate For Re-election At The Upcoming Annual Meeting Of Shareholders.

Under Rule 14a-8(i)(8), a shareholder proposal may be excluded from a company's proxy materials if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors." In 2010, the Commission adopted amendments to Rule 14a-8(i)(8) to codify prior Staff interpretations and expressly allow for the exclusion of a proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors ... or [o]therwise could affect the outcome of the upcoming election of directors." Exchange Act Release No. 34-62764 (August 25, 2010) (the "2010 Release"). As explained in the 2010 Release, the amendment to Rule 14a-8(i)(8) "was not intended to change the [S]taff's prior interpretations or limit the application of the exclusion" but rather to "provide more clarity to companies and shareholders regarding the application of the exclusion." See also Exchange Act Release No. 34-56914 (December 6, 2007) (noting that the Staff has taken the position that a proposal would be subject to exclusion under Rule 14a-8(i)(8) if the proposal "could have the effect of ... questioning the competence or business judgment of one or more directors").

On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the competence, business judgment or character of directors who will stand for reelection at an upcoming annual meeting of shareholders. Examples of such no-action letters include the following:

- *Rite Aid Corp.* (April 1, 2011) (granting no-action relief under Rule 14a-8(i)(8) where the supporting statement included a number of disparaging statements regarding the directors who were up for re-election, including statements such as "This shareholder views 13 out of 14 current directors in conflict with shareholder interests ..." and "...these two directors, among others, have used $1.8 million of shareholder monies for their personal use of company aircraft, prohibited elsewhere in profitable Corporate America. Our Board has looked the other way.")
- *Marriott International, Inc.* (March 12, 2010) (granting relief under Rule 14a-8(i)(8) where the proposal allegedly "explicitly target[ed] Lawrence Small and John Marriott for removal from the Company's Board of Directors and questions their suitability to serve on the Board")
- *General Electric Company* (January 29, 2009) (granting relief under Rule 14a-8(i)(8) where the supporting statement stated "Our Company's interpretation of [Section] 3 . . . as it [was] applied to Director Ann Fudge was at best a tortured reading . . . and at worst an endorsement of poor performance. . . ." and "[w]e should take the necessary steps to extirpate instances of the former from the ranks of our Directors . . . .")
- *Brocade Communications Systems, Inc.,* (January 31, 2007) (granting no-action relief under Rule 14a-8(i)(8) where the staff noted that "the proposal, together with the supporting statement, which indicates that 'any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election,' appears to question the business judgment of board members whom Brocade indicates will stand for reelection at the upcoming annual meeting of shareholders.")
- *Exxon Mobil Corp.* (March 20, 2002) (granting relief under Rule 14a-8(i)(8) where the proposal stated that "negative perceptions of the company are traced to its current Chairman and CEO" and "his unflinching attitude"; and that "reputational harm caused by its CEO" is "destroying shareholder value.")

- *Honeywell International, Inc.*, (March 2, 2000) (granting no-action relief under Rule 14a-8(i)(8) where the staff noted that "... the proposal, together with the supporting statement, appears to question the business judgment of board members who Honeywell indicates will stand for re-election at the upcoming annual meeting ...")
- *Black & Decker Corp.*, (January 21, 1997) (granting relief under Rule 14a-8(i)(8) regarding a proposal under Rule 14a-8(i)(8) where the proposal appeared to "question the business judgment, competence and service of the company's chief executive officer who ... will stand for reelection at the upcoming annual meeting")
- *Great Atlantic & Pacific Tea Co.*, (March 8, 1996) (granting relief under Rule 14a-8(i)(8) where the supporting statement attributed the poor performance of the company to the company's chairman).

Much like the proposals at issue in the no-action letters cited above, the Proposal clearly questions the business judgment of Directors that the Company expects will be re-nominated at the 2013 Annual Meeting. Specifically, the proposal states the following:

- "It is particularly important to have an independent board chairman *especially when our company has a weak or over-committed Lead Director as it currently has in James McNerney*"

- "No other company in the S&P 500 had more active CEOs than P&G. 'This is probably not the kind of board you want for a company that's about to face a crisis,' said Jay Lorsch, a management professor at Harvard Business School in Boston. '*When you have directors who are busy with their own companies [like Mr. McNerney], that limits time they have for P&G and that can be problematic.*'"

- "*Mr. McNerney should follow the example of Netflix CEO Reed Hastings who left the Microsoft board in October 2012.*"

Significantly, the supporting statement makes it clear that these are not abstract, general statements on corporate governance, but rather are intended to relate to the Company's directors nominated for re-election. The Proponent's specific reference to Mr. McNerney and her more generalized references to other Director nominees in this context, together with the preceding comments suggesting that the Board is "not the kind of board you want for a company that's about to face a crisis," clearly implies that the Proponent believes some of the Company's Director nominees named in the Company's proxy statement should not be re-elected. This is precisely the kind of statement that the SEC intended to address through the recent amendments to Rule 14a-8(i)(8). Because the Proposal questions the competence, business judgment and character of Directors who the Company expects will be nominated to stand for re-election at the 2013 Annual Meeting of Shareholders, the Proposal is excludable from the 2013 Proxy Materials under Rule 14a-8(i)(8).

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials for the reasons outlined above.

Should you have any questions regarding this matter or require additional information, please contact me at (513) 983-9478. Please be aware that the Company intends to file the 2013 Proxy Materials with the Commission on August 23, 2013 and submit its 2013 Proxy Materials for printing on August 14, 2013. As a result, a decision by the Staff by August 1, 2013 would be greatly appreciated.

Sincerely,



Sandra T. Lane

Exhibit A

Lane, Sandy

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, April 24, 2013 4:38 PM
To:	Majoras, Deborah
Cc:	Lane, Sandy; Obermeyer, Valerie
Subject:	Rule 14a-8 Proposal (PG)``
Attachments:	CCE00004.pdf

Dear Ms. Majoras,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert A. McDonald
Chairman of the Board
The Procter & Gamble Company (PG)
One Procter and Gamble Plaza
Cincinnati, OH 45201

Dear Mr. McDonald,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



3/23/2012

Myra K. Young — Date

cc: Deborah P. Majoras
Corporate Secretary
Phone: 513 983-1100
Fax: 513-983-4381
Fax: 513-983-9369
FX: 513-386-1865
FX: 513-983-2611

[PG: Rule 14a-8 Proposal, April 24, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55%-support at Sempra Energy.

It is particularly important to have an independent board chairman especially when our company has a weak or over-committed Lead Director as it currently has in James McNerney.

According to "P&G Directors Face Own Challenges While Keeping Tabs on McDonald" by Jeff Green of Businessweek, Procter & Gamble directors [including P&G Lead Director McNerney] were facing a time management challenge: monitoring CEO Robert McDonald's turnaround plan while running their own companies. McDonald, who lowered P&G profit forecasts three times in a year, was trying to cut $10 billion in costs and restructure the company to focus on winning back market share. He also faced pressure from activist investor Bill Ackman, founder of Pershing Square Capital Management.

No other company in the S&P 500 had more active CEOs than P&G. "This is probably not the kind of board you want for a company that's about to face a crisis," said Jay Lorsch, a management professor at Harvard Business School in Boston. "When you have directors who are busy with their own companies [like Mr. McNerney], that limits time they have for P&G and that can be problematic."

Mr. McNerney should follow the example of Netflix CEO Reed Hastings who left the Microsoft board in October 2012. "I've decided to reduce the number of boards I serve on, so that I can focus on Netflix," said Hastings.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "High Concern" in Executive Pay – $15 million for our CEO Robert McDonald. Plus our high level of executive pay received only 57% support from our shares outstanding.

Meanwhile the 2012 proposal for a more democratic simple majority vote standard receive 59% support form our yes and no votes and our directors did not respond.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Lane, Sandy

From: Lane, Sandy
Sent: Fridav. Mav 03. 2013 4:47 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Myra Young Proposal
Attachments: Scan001.PDF

Mr. Chevedden -

Please see attached letter regarding the shareholder proposal you submitted on behalf of Myra Young. This letter was also sent to you via Federal Express. If you would prefer to receive correspondence exclusively via email in the future, please let me know.

Sandy Lane

****
Sandy Lane
P&G Legal Division - Corporate & Securities
513-983-9478 (Office) 513-328-7940 (Mobile)
****

Sandra T. Lane
Senior Counsel
Phone: (513) 983-9478
Email: lane.st@pg.com



The Procter & Gamble Company
Legal Division
299 East 6th St.
Cincinnati, Ohio 45202
www.pg.com

May 3, 2013

Via Federal Express
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Myra K. Young Proposal

Dear Mr. Chevedden:

We received a letter from Myra K. Young, dated March 23, 2013 but submitted to our office via email on April 24, 2012, requesting that Procter & Gamble Co. (the "Company") include Ms. Young's shareholder proposal (the "Proposal") in the Company's proxy materials for its 2013 annual meeting of shareholders (the "Annual Meeting"). The Proposal appears to contain certain procedural deficiencies under Securities and Exchange Commission ("SEC") Rule 14a-8. The purpose of this letter is to bring these deficiencies to your attention and to provide Ms. Young with an opportunity to correct them. The failure to correct these deficiencies within 14 days following your receipt of this letter will entitle the Company to exclude the Proposal from its proxy materials for the Annual Meeting.

Rule 14a-8(b) (Question 2 of Rule 14a-8) provides that a shareholder proponent must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's common shares entitled to vote on the proposal at the meeting for at least one year as of the date the proponent submitted the proposal. The Company's share register does not indicate that Ms. Young is the record owner of sufficient shares to satisfy this requirement. In addition, the Company has not received proof that Ms. Young has otherwise satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

Where a shareholder is seeking to satisfy the continuous ownership requirement of Rule 14a-8 with shares held through a broker, Rule 14a-8(b) explains that proof generally must be in the form of an affirmative written statement from the "record" holder of the shares verifying that, at the time the shareholder submitted the proposal, the shareholder continuously held the requisite number of shares for at least one year. Only banks or brokers that are DTC participants are record holders for the purposes of Rule 14a-8.

If Ms. Young's shares are held through a broker, either that broker or another broker or bank through which her broker holds the shares is a DTC participant. You can determine whether Ms. Young's broker is a DTC participant by checking DTC's participant list at:

http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If Ms. Young's broker isn't on this list, you'll need two letters – one from her broker confirming her ownership, and another from the DTC participant through which Ms. Young's broker holds shares confirming her broker's ownership. Accordingly, we recommend that you contact Ms. Young's broker to obtain for the appropriate documentation.

To remedy this deficiency, Ms. Young must submit proof of her ownership of the minimum amount of Company shares required by Rule 14a-8(b) as of the date that she submitted the Proposal. As explained in Rule 14a-8(b), proof may be in the form of:

- a written statement from the "record" holder of the shares verifying that, at the time Ms. Young submitted the Proposal, she continuously held the shares for at least one year. An account statement from her broker or bank will not satisfy this requirement.

- if Ms. Young has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting her ownership of the shares as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in her ownership level, and (ii) a written statement that she has continuously held the required number of shares for the one-year period as of the date of the statement.

In addition, the Proposal exceeds the 500-word limit set forth in Rule 14a-8(d). Specifically, Rule 14a-8(d) states: "The proposal, including any accompanying supporting statement, may not exceed 500 words." For the Proposal to be considered for inclusion in the Company's proxy statement, you must reduce your proposal and supporting statement to 500 words or less.

Rule 14a-8 requires that Ms. Young correct the deficiencies noted above in order to have the Proposal included in the Company's proxy materials for the Annual Meeting. The response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please send any correspondence to me at the address, fax number or email address listed above.

If Ms. Young adequately remedies the deficiencies described in this notice within the required time frame, the Company will then address the substance of the proposal. The Company reserves the right to raise any substantive objections it has to the Proposal at a later date and to seek relief from the SEC as appropriate.

Sincerely,



Sandra T. Lane
Senior Counsel

Exhibit C

Not Counted [PG: Rule 14a-8 Proposal, April 24, 2013]

Proposal 4* – Independent Board Chairman 3 Words

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen. 107 words

1 word

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55%-support at Sempra Energy. 63 words

2 words 1 word 2 words

It is particularly important to have an independent board chairman especially when our company has a weak or over-committed Lead Director as it currently has in James McNerney. 29 words

2 words

According to "P&G Directors Face Own Challenges While Keeping Tabs on McDonald" by Jeff Green of Businessweek, Procter & Gamble directors [including P&G Lead Director McNerney] were facing a time management challenge: monitoring CEO Robert McDonald's turnaround plan while running their own companies. McDonald, who lowered P&G profit forecasts three times in a year, was trying to cut $10 billion in costs and restructure the company to focus on winning back market share. He also faced pressure from activist investor Bill Ackman, founder of Pershing Square Capital Management. 95 words

2 words 3 words

No other company in the S&P 500 had more active CEOs than P&G. "This is probably not the kind of board you want for a company that's about to face a crisis," said Jay Lorsch, a management professor at Harvard Business School in Boston. "When you have directors who are busy with their own companies [like Mr. McNerney], that limits time they have for P&G and that can be problematic." 76 words

Mr. McNerney should follow the example of Netflix CEO Reed Hastings who left the Microsoft board in October 2012. "I've decided to reduce the number of boards I serve on, so that I can focus on Netflix," said Hastings. 39 words

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012: 19 words

2 words

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "High Concern" in Executive Pay – $15 million for our CEO Robert McDonald. Plus our high level of executive pay received only 57% support from our shares outstanding. 51 words

Meanwhile the 2012 proposal for a more democratic simple majority vote standard receive 59% support form our yes and no votes and our directors did not respond. 28 words

Please vote to protect shareholder value: 9 words

Independent Board Chairman – Proposal 4* Not Counted

As Marked Total = 519 Words

If "P&G" (used 5 times) and "S&P" (1 time) are treated as single word, total=507 words

Exhibit D

[PG: Rule 14a-8 Proposal, April 24, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55%-support at Sempra Energy.

It is particularly important to have an independent board chairman especially when our company has a weak or over-committed Lead Director as it currently has in James McNerney.

According to "P&G Directors Face Own Challenges While Keeping Tabs on McDonald" by Jeff Green of Businessweek, Procter & Gamble directors [including P&G Lead Director McNerney] were facing a time management challenge: monitoring CEO Robert McDonald's turnaround plan while running their own companies. McDonald, who lowered P&G profit forecasts three times in a year, was trying to cut $10 billion in costs and restructure the company to focus on winning back market share. He also faced pressure from activist investor Bill Ackman, founder of Pershing Square Capital Management.

No other company in the S&P 500 had more active CEOs than P&G. "This is probably not the kind of board you want for a company that's about to face a crisis," said Jay Lorsch, a management professor at Harvard Business School in Boston. "When you have directors who are busy with their own companies [like Mr. McNerney], that limits time they have for P&G and that can be problematic."

Mr. McNerney should follow the example of Netflix CEO Reed Hastings who left the Microsoft board in October 2012. "I've decided to reduce the number of boards I serve on, so that I can focus on Netflix," said Hastings.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "High Concern" in Executive Pay – $15 million for our CEO Robert McDonald. Plus our high level of executive pay received only 57% support from our shares outstanding.

Meanwhile the 2012 proposal for a more democratic simple majority vote standard receive 59% support form our yes and no votes and our directors did not respond.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*